SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 1, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 646) 284-9400
ialmeida@hfgcg.com

BRASIL TELECOM BEGINS THE MIGRATION FROM PULSES TO MINUTES

Brasília, January 31, 2006 – Brasil Telecom has delivered today to Anatel a list containing the 2,860 locations within its concession area where it intends, as of August 1st, 2006, to charge minutes instead of pulses in local calls among fixed-line terminals. As of this date, the Company will also be capable of presenting bills, containing detailed information on local calls, when requested by its customers. The new billing system will reach, approximately, 9.3 million lines in service.

A list containing 857 locations where Brasil Telecom does not plan to change the billing system was also delivered to Anatel. This decision was taken because implementation costs were high, amounting a little over 190,000 lines in service (2% of the lines installed). Consequently, as of March 1st, 2006, local calls among fixed-line terminals will be provided for by the basic subscription fee.

The information delivered to Anatel and the actions taken by Brasil Telecom are in compliance with Anatel’s resolutions 423 and 426, which regulate the new billing system for local calls between terminals of the PSTN, which will be in effect in 2006.

Brasil Telecom announced to Anatel that its strategy for the implementation of the new billing system (charged in minutes) foresees, in two stages – March 1st and August 1st - that the customers will be informed of the migration of the billing system from pulse to minute, 30 days in advance and during 60 days following the launch date, respectively.

In July, more than 1,300 switching centers will be updated and capable of billing minutes instead of pulses, indicating an estimated total investment of R$ 250 million, which is included in Brasil Telecom´s 2006 budget.

For further information, visit our website www.brasiltelecom.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer